Mail Stop 4561

September 8, 2006

By U.S. Mail

Mr. Yakov Cohen
Chief Financial Officer
Israel Bank of Agriculture Ltd.
P.O. Box 20107
Tel Aviv, Israel L3 61200

       Re: Israel Bank of Agriculture Ltd.
             Form 20-F for Fiscal Year Ended December 31, 2004
             File No. 002-41957

Dear Mr. Cohen:

In your last letter to the staff, dated May 24, 2006, you requested that the SEC relieve you of your filing obligations. Our records indicate that you are currently required to report under Section 15(d) of the Securities Exchange Act of 1934. In order to suspend your reporting obligations under Section 15(d) you must be able to state that either:

- If the Israel Bank of Agriculture has less than 300 record holders, you may suspend your reporting obligation by Filing a Form 15 citing Rule 15d-6.

- If you are unable to meet the requirements of the first bullet point, but the Israel Bank of Agriculture has less than 300 record holders resident in the United States, it may suspend reporting by filing a Form 15 citing Rule 12h-3(b)(2)(i).

- If you are not able to meet either of the conditions listed above, but the class of securities has fewer than 500 record holders <u>resident in the United States and</u> has the company had no more than $10 million in assets on the last day of each of the last three fiscal years, then you can suspend Section 15(d) reporting by filing a Form 15 citing rule 12h-3(b)(2)(ii).

If you are not able to meet any of the above conditions, you will not be able to suspend reporting under Section 15(d) of the Securities Exchange Act of 1934. Please consult with your legal counsel to determine the appropriate actions to be taken.

Sincerely,

Christian Windsor
Special Counsel